Mail Stop 3561

      							November 18, 2005


Via U.S. Mail and Fax (403-272-3620)

Mr. Riaz Sumar
Chief Financial Officer
TransAKT Corp.
Suite 260, 1414- 8th Street S.W.
Calgary, Alberta
Canada, T2R 1J6

	Re:	TransAKT Corp.
      Form 20-F for the Year Ended December 31, 2004
		File No. 000-50392

Dear Mr. Sumar:

      We have reviewed your supplemental response letter dated November 1, 2005 as well as your filing and have the following comments. As noted in our comment letter dated August 24, 2005, we have limited our review to your financial statements and related disclosures and not intend to expand our review to other portions of your documents.
1. We note your revision to Item 15. Controls and Procedures in the
amended Form 20-F. However, we also note that you continue to include
the qualifying language such as "[t]here were no significant changes
in our internal controls ..." in the fourth paragraph and that you make reference to "[w]ithin 90 days prior to the date of this report
...." in the third paragraph. In future filings, please remove the fourth paragraph entirely and delete the reference to "[w]ithin 90 days prior to the date of this report ..." in the third paragraph.
2. Refer to response to comment 3 and the prior auditors` report on page 3. Based on the opinion paragraph of the report, it appears that your 2003, 2002 and 2001 financial statements are prepared in accordance with US GAAP rather than Canadian GAAP as you indicated in
Note 2. Please explain and revise accordingly. Also, as we previously requested, have your prior auditors revise their report to refer to "the standards of the Public Company Accounting Oversight Board (United States)" as required by PCAOB Auditing Standard No. 1.

3. We have read and considered your response to comment 5. In determining the fair value of the 14,080,000 shares issued in the acquisition under US GAAP, we believe that the quoted market price of the shares issued to effect a business combination generally should
be used to estimate the fair value of an acquired entity. Note that
the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of the shares issued.
If
the valuation methodology as described in the response is in conformity with Canadian GAAP, please clearly state so and provide readers the transparent disclosures on the valuation methodology including the substance of your response in Note 4 and MD&A.
Also,
address the impact and the difference between US and Canadian GAAP in
Note 19 and advise us.  Refer to paragraph 22 of SFAS 141.
Further,
it appears that your response is inconsistent with your
disclosures
in Note 4.  Please advise or revise accordingly.
4. We have read and considered your response to comment 6.  We note
from your response that you acquired the business assets of the
VOIP
line of IPM, and that you did not acquire any patents, customer relationships etc. In light of the significant amount of goodwill recognized, it appears that you acquired the VOIP line of business rather than solely the VOIP business assets as you indicated in your response. Please explain. Refer to EITF 98-3. Also, tell us and disclose how you fair value the business assets acquired, and why the amount represents fair value.
5. We note your revision to exhibit 31.3 and 31.4.  However, we note
that your revised certifications did not conform exactly with the form of Rule 13a-14(a) or Rule 15d-14(a) certification set forth within Instructions to exhibit 12 of Form 20-F. For example, Item 6 of the certification should be removed entirely, and Item 5(d) should be provided in accordance with the format prescribed by the Instructions to exhibit 12 of Form 20-F. Please confirm to us that you will revise your certifications to conform exactly with the form of Rule 13a-14(a) or Rule 15d-14(a) in future filings.

*    *    *    *

      Please respond to the above comment within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Riaz Sumar
TransAKT Corp.
November 18, 2005
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